Exhibit 14
CODE OF CONDUCT AND ETHICS
Introduction
     The Board of Directors of Atlas Acquisition Holdings Corp. (the “Company”) has adopted this code of conduct and ethics (the “Code”) which is applicable to all directors, officers, and employees, to:
•	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	promote the full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”), as well as in other public communications made by or on behalf of the Company;

•	promote compliance with applicable governmental laws, rules, and regulations;

•	deter wrongdoing; and

•	require prompt internal reporting of breaches of, and accountability for adherence to, this Code.
     This Code may be amended only by resolution of the Company’s Board of Directors. In this Code, references to the Company mean Atlas Acquisition Holdings Corp. and, in appropriate context, the Company’s subsidiaries.
Honest, Ethical, and Fair Conduct
     Each person owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest, fair, and candid. Deceit, dishonesty, and subordination of principle are inconsistent with integrity. Service to the Company never should be subordinated to personal gain and advantage.
     Each person must:
•	Act with integrity, including being honest and candid while still maintaining the confidentiality of the Company’s information where required or in the Company’s interests;

•	Observe all applicable governmental laws, rules, and regulations both in letter and in spirit. Although not all employees and directors are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate personnel.

•	Comply with the requirements of applicable accounting and auditing standards, as well as Company policies, in order to maintain a high standard of accuracy and completeness in the Company’s financial records and other business-related information and data;

•	Adhere to a high standard of business ethics and not seek competitive advantage through unlawful or unethical business practices;

•	Deal fairly with the Company’s customers, suppliers, competitors, and employees;

•	Refrain from taking advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice;

•	Protect the assets of the Company and ensure their proper use;

•	Refrain from taking for themselves personally opportunities that are discovered through the use of corporate assets or using corporate assets, information, or position for general personal gain outside the scope of employment with the Company;

•	Avoid conflicts of interest, wherever possible, except under guidelines or resolutions approved by the Board of Directors (or the appropriate Committee of the Board). A “conflict of interest” exists when an individual’s private interest interferes in any way — or even appears to conflict — with the interests of the Company as a whole. Anything that would be a conflict for a person subject to this Code also will be a conflict if it is related to a member of his or her family or a close relative. Examples of conflict of interest situations include, but are not limited to, the following:
o	any significant ownership interest in any customer, supplier, or competitor;

o	any consulting or employment relationship with any customer, supplier, or competitor;

o	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

o	the receipt of any money, non-nominal gifts, or excessive entertainment from any competitor or company with which the Company has current or prospective business dealings;

o	being in the position of supervising, reviewing, or having any influence on the job evaluation, pay, or benefit of any close relative;

o	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell; and

o	any other circumstance, event, relationship, or situation in which the personal interest of a person subject to this Code interferes – or even appears to interfere – with the interests of the Company as a whole.
     Conflicts of interest may not always be clear-cut, so if a question arises, the employee or director should consult with higher levels of management or the Company's internal auditor. Any employee, officer, or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager, or other appropriate personnel.

Disclosure
     The Company strives to ensure that the contents of and the disclosures in the reports and documents that the Company files with the SEC and other public communications shall be full, fair, accurate, timely, and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate. Each person must:
•	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators, self-regulating organizations, and other governmental officials, as appropriate; and

•	in relation to his or her area of responsibility, properly review and critically analyze proposed disclosure for accuracy and completeness.
     In addition to the foregoing, the Chief Executive Officer and Chief Financial Officer of the Company and each subsidiary of the Company (or persons performing similar functions), and each other person that typically is involved in the financial reporting of the Company must familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.
     Each person must promptly bring to the attention of the Chairman of the Audit Committee of Company’s Board of Directors (or the Chairman of the Company’s Board of Directors if no Audit Committee exists) any information he or she may have concerning (a) significant deficiencies in the design or operation of internal and/or disclosure controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.
Compliance
     It is the Company’s obligation and policy to comply with all applicable governmental laws, rules, and regulations. It is the personal responsibility of each person to, and each person must, adhere to the standards and restrictions imposed by those laws, rules, and regulations, including those relating to accounting and auditing matters.
Reporting and Accountability
     The Board of Directors or Audit Committee, if one exists, of the Company is responsible for applying this Code to specific situations which questions are presented to it and has the authority to interpret this Code in any particular situation. Any person who becomes aware of any illegal or unethical behavior and any perceived violations of laws, rules, regulations, or this Code is required to notify the Chairman of the Board of Directors or Audit Committee or their supervisor, manager, or other appropriate personnel promptly. Failure to do so is itself a breach of this Code.
     Specifically, each person must:
•	Notify the Chairman or their supervisor, manager, or other appropriate personnel promptly of any existing or potential violation of this Code; and

•	Not retaliate against any other person for reports of potential violations that are made in good faith.
     The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:
•	The Board of Directors or Audit Committee, if one exists, will take all appropriate action to investigate any breaches reported to it and employees or directors are expected to cooperate in internal investigations of misconduct;

•	If the Audit Committee, if one exists, determines (by majority decision) that a breach has occurred, it will inform the Board of Directors; and

•	Upon being notified that a breach has occurred, the Board of Directors (by majority decision) will take or authorize such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee, if one exists, and/or General Counsel, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.
     It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees or directors.
     No person following the above procedure shall, as a result of following such procedure, be subject by the Company or any officer or employee thereof to discharge, demotion, suspension, threat, harassment, or, in any manner, discrimination against such person in terms and conditions of employment.
Waivers and Amendments
     Any waiver (defined below) or an implicit waiver (defined below) from a provision of this Code for the principal executive officer, principal financial officer, principal accounting officer, or controller, and persons performing similar functions or any amendment (as defined below) to this Code is required to be disclosed in the Company’s Annual Report on Form 10-K or in a Current Report on Form 8-K filed with the SEC.
     A “waiver” means the approval by the Company’s Board of Directors of a material departure from a provision of the Code. An “implicit waiver” means the Company’s failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an executive officer of the Company. An “amendment” means any amendment to this Code other than minor technical, administrative, or other non-substantive amendments hereto.
     All persons should note that it is not the Company’s intention to grant or to permit waivers from the requirements of this Code. The Company expects full compliance with this Code.
Other Policies and Procedures
     Any other policy or procedure set out by the Company in writing or made generally known to employees, officers, or directors of the Company prior to the date hereof or hereafter are separate requirements and remain in full force and effect.

Inquiries
     All inquiries and questions in relation to this Code or its applicability to particular people or situations should be addressed to the Company’s Secretary.
Code of Ethics for Senior Financial Officers
     The Chief Executive Officer and all senior financial officers, including the Chief Financial Officer and principal accounting officer, are bound by the provisions set forth in the Code relating to ethical conduct, conflicts of interest, and compliance with law. In addition, the Chief Executive Officer and senior financial officers are subject to the following additional specific policies:
     1. The Chief Executive Officer and all senior financial officers are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the Chief Executive Officer and each senior financial officer promptly to bring to the attention of the Board of Directors and the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Board of Directors and the Audit Committee in fulfilling their responsibilities.
     2. The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Board of Directors and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.
     3. The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.
     4. The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Board of Directors and Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.
     5. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code or of these additional procedures by the Chief Executive Officer and the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board of Directors, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board of Directors), and termination of the individual’s employment. In determining the appropriate action in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

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